                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            FALCONSTOR SOFTWARE, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   306137 10 0
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 30, 2007
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             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      Note. The Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 306137 10 0                  13D                     Page 2 of 4 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ReiJane Huai
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    PF, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  10,181,760 (1) shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              10,181,760 (1) shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    10,181,760 (1) shares
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.5%
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    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  41,000 shares held by the ReiJane Huai Revocable  Trust,  of which
Mr.  Huai is a  trustee.  Mr.  Huai  disclaims  beneficial  ownership  of  these securities except to the extent of his pecuniary interest therein.

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CUSIP No. 306137 10 0                  13D                     Page 3 of 4 Pages
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The  following  constitutes  Amendment  No. 3 to the Schedule 13D filed by the undersigned  (the  "Schedule  13D").  Except as  specifically  amended by this
Amendment  No.  3,  the  Schedule  13D  remains  in  full  force  and  effect.
Capitalized  terms used in this  Amendment No. 3 but not defined  herein shall have the meaning set forth in the Schedule 13D.

      Items 5(a) and 5(b) are amended in their entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The aggregate  number of shares of Common Stock and  percentage of the outstanding Common Stock of the Issuer  beneficially owned by Mr. Huai is as follows:

                      Number of Shares:   Number of Shares:
Aggregate Number of  Sole Power to Vote    Shared Power to       Approximate
       Shares            or Dispose        Vote or Dispose       Percentage*
--------------------------------------------------------------------------------

   10,181,760(1)        10,181,760(1)             0                 20.5%

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      * Based on 49,661,850  shares of Common Stock,  outstanding as of July 25,
2007,  as  disclosed  in the  Issuer's  Quarterly  Report on Form 10-Q,  for the
quarter ended June 30, 2007.

      (1) Includes  41,000 shares held by the ReiJane Huai Revocable  Trust,  of which Mr. Huai is a trustee.  Mr. Huai disclaims  beneficial  ownership of these securities except to the extent of his pecuniary interest therein.

      Item 5(c) is hereby amended to include the following:

      (c) The  following  table sets forth recent  transactions  effected by Mr.
Huai including all  transactions  in the past 60 days  immediately  prior to the filing of this Amendment No. 3. All sales were made in the open market:

             ----------------------------------------------------------
                  Sale Date      Number of shares      Sale Price
             ----------------------------------------------------------
                  8/30/2007          250,000          $10.8945
                  8/30/2007           50,000          $10.9034
             ----------------------------------------------------------

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CUSIP No. 306137 10 0                  13D                     Page 4 of 4 Pages
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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2007

                                             /s/ ReiJane Huai
                                             -----------------------------------
                                             ReiJane Huai